Exhibit 12.1

VIPSHOP HOLDINGS LIMITED
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2009	2010	2011	2012	2013
	$	$	$	$	$

Earnings:
(Loss) income before income taxes	(1,380,707)	(8,365,848)	(107,271,525)	(8,765,901)	70,849,653
Add: Fixed charges	9,803	31,348	683,743	672,895	821,018
	(1,370,904)	(8,334,500)	(106,587,782)	(8,093,006)	71,670,671

Fixed charges:
Interest expense, net of capitalized interest	—	—	494,509	222,868	—
Estimated portion of operating lease rental expense representative of interest factor	9,803	31,348	189,234	450,027	821,018
	9,803	31,348	683,743	672,895	821,018
Ratio of earnings to fixed charges (1)	—	—	—	—	87.3

Deficiency	1,380,707	8,365,848	107,271,525	8,765,901	70,849,653

(1)   For the years ended December 31, 2009, 2010, 2011 and 2012, our earnings were insufficient to cover fixed charges.